Exhibit 10.2

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) dated as of July 9, 2007, is made between Chuy’s Opco, Inc., a Delaware corporation (the “Company”), and Steve Hislop, an individual with a principal place of residence located at 1623 Toomey Road, Austin, Texas 78704 (“Executive”).

R E C I T A L S

A. The Company desires to employ Executive to provide services to the Company pursuant to this Agreement and Executive desires to provide such services to the Company pursuant to this Agreement

B. The Company and Executive wish to enter into a formal agreement that will govern the terms and conditions applicable to Executive’s employment with the Company.

Now, therefore in consideration of the premises and mutual covenants contained herein, the parties hereto hereby agree as follows:

I. TERMS AND CONDITIONS OF EMPLOYMENT

1.1 Employment Period; Duties and Responsibilities. (a) Commencing on the date hereof (the “Effective Date”) and terminating on any date of termination of Executive’s employment pursuant to Article II (the “Employment Period”), Executive will: (i) serve as President and Chief Executive Officer of the Company, (ii) report directly and solely to the board of directors of the Company (the “Board”) and, (iii) in such capacity as President and Chief Executive Officer, be appointed to the Board.

(b) Executive will perform and undertake in good faith and to the best of his ability the customary duties and responsibilities of a chief executive officer relative to the Company and such other duties as may be assigned to his from time to time by the Board or a committee thereof. All personnel of the Company, will report, directly or indirectly, to Executive.

(c) During the Employment Period, Executive will devote his full working time and attention to the business and affairs of the Company.

1.2 Compensation. (a) Base Salary: During the period commencing on the Effective Date and ending on any date of termination, Executive will be paid a base salary (such salary or any salary that is increased as provided herein at any time being referred to as “Base Salary”) of $300,000 per annum, less payroll taxes and other deductions required by applicable law and other deductions authorized in writing by the Executive. Base Salary will be paid bi-weekly as determined by the Company in its sole discretion.

(b) Bonus: In addition to any Base Salary, Executive will be eligible to earn an annual target bonus of One Hundred and Fifty Thousand Dollars ($150,000) (the “Bonus”) based upon achievement of Board approved performance objectives and payable as soon as commercially practicable in the calendar year after such Bonus is earned, but, in any event, no later than March 1st of such calendar year; provided, however, that Executive must be employed by the Company on the date the Bonus is to be paid to Executive to receive such Bonus. This bonus can range between zero ($0.00) and Three Hundred Thousand Dollars ($300,000) based upon under or over achievement of Board approved performance objectives. For 2007 this bonus will be pro rated for the period of the year the Executive is employed by the company.

(c) Options: Pursuant to a Stock Option Agreement and all times subject to the Company’s Stock Option Plan, Executive shall be granted 968,000 stock options in the Company (3.5 % of the issued and outstanding capital stock at the time of this agreement) at a strike price of $1.00 (the per share price paid by Goode Partners LLC at the time of the acquisition) and 138,000 stock options in the company (0.5% of the issued and outstanding capital stock at the time of this agreement) at a strike price of $3.80; provided, that Executive executes a Stock Option Agreement in connection with such stock options. The Stock Option Agreement shall provide for, (i) a five (5) year vesting schedule of such stock options, beginning on the first anniversary of the date hereof continuing each year thereafter for a period of four (4) years and (ii) the exclusive right for the Company to repurchase, within twelve (12) months of the termination of Executive’s Employment as set forth herein for any reason other than Cause (as set forth in Section 2.2), any such vested options at fair market value from Executive. Executive’s stock options will vest entirely and immediately upon the event of a sale of the Company that results in a change of control. “Change of Control” shall mean (a) a sale of all or substantially all of the Company’s assets, (b) a merger in which the Company is not the surviving entity (other than a merger whereby a majority of the shareholders of the Company on the date hereof are in control of the entity surviving such merger following the consummation thereof), (c) a sale of all or substantially all of the Company’s shares of capital stock, (d) the initial public offering of the capital stock of the Company or (e) any other transaction resulting in the majority shareholder of the Company on the date hereof no longer in control of the Company, in all such cases in one or a series of related transactions.

(d) Capital Stock: The Executive can purchase up to 280,000 shares of the company’s capital stock at the initiation of this agreement at a price of $1.00 per share. These shares will be owned by the Executive but held by the company. The Company has the exclusive right to repurchase the shares from the Executive, within twelve (12) months of the termination of Executive’s Employment, at fair market value.

1.3 Participation in Employee Benefits Plans. (a) Executive will become eligible to participate in the plans of the Company generally available to other employees including participation in the Company’s 401(k) program on the first of the month following 30 days of employment. Executive will be provided access to the Company’s medical and dental plan and fully subsidized for participation in the HMO Family Plan. The following is an overview of the Company’s current employee benefits:

Medical and Dental Coverage: (Dental)	Humana PPO (medical) / Mutual of Omaha Chuy’s Opco pays for 98% of employee premium. Dependent coverage available to spouse and/or children at employee’s expense.

	Dependent premiums per pay period for plan year ending 6/30/2007:

	Health Spouse Child(ren) only Family		136.97 112.28 250.15

	Dental Spouse Child(ren) only Family		11.19 11.94 26.64

Brief overview of Humana health PPO coverage (Choice Care network) for plan year 07/01/06 to 06/30/07:

Calendar year deductible	1,000.00 2,000.00	individual family	in-network in-network

Co-insurance	80% in network / 60% out of network

Office visit co-pay in-network	15.00 30.00	primary care physician specialists

Prescription	$10 / $25 / $45 / 25%

Brief overview of Mutual of Omaha (United Concordia) Dental coverage:

Calendar year deductible	$50 $150	individual family

Maximum per calendar year:	$1,500

Class I Preventative and Diagnostic	100%

Class II Basic Services	80%

Class III Major Services	50%

Orthodontic services To age 19	50%

Maximum ortho benefit	$1,000

Life Insurance:	Jefferson Pilot Insurance $25,000 life Premium paid by company

Voluntary Life Insurance:	Jefferson Pilot Insurance Available for employee, spouse and children

Long Term Disability:	Jefferson Pilot Insurance If disabled, pays 60% of monthly salary tax-free up to a maximum of $10,000 per month.

401(k):	John Hancock Financial

Employees are eligible after 1 year of service (1000 hours).

May defer up to the maximum allowable by IRS.

Employer match is discretionary.

Employees are 100% vested for any employer matching after 3 years of service.

Vacation:

(b) Executive shall be entitled to four (4) weeks paid vacation per calendar year. Any unused portion of available vacation days per annum shall not carry over to the following year and Executive shall not receive any compensation for such unused vacation prior to and/or upon the termination of this Agreement.

1.4 Expense Reimbursement. (a) Executive will be entitled to receive reimbursement from the Company for reasonable business expenses incurred by Executive in the performance of his duties provided, that Executive furnishes the Company with substantiating documentation in accordance with the Company’s policies. The company current reimburses top executives for mileage expense at the IRS rate.

(b) The Executive will be reimbursed for reasonable out-of-pocket moving expenses (Full move: pack and unpack) and duplicate housing costs incurred by Executive in connection with Executive’s relocation from Tampa, Florida to the Austin, Texas area. Company will reimburse Executive for the lower of the two home mortgage payments he incurs for up to 6 months. If Executive does not sell his Florida home in 6 months, payment may be extended monthly by Chairman of Board. These expenses need to be pre-approved by the company.

II. TERMINATION OF EMPLOYMENT

2.1 Termination by the Company Without Cause. (a) The Company may terminate Executive’s employment under this Agreement without Cause (as Cause is defined in Section 2.3), by giving no less than 30 days’ prior notice of such termination to Executive. If such termination notice is given to Executive, the Company may, if it so desires, immediately relieve Executive of some or all of his duties. Upon receipt of the termination notice, Executive will also have the right to elect to be relieved of some or all of his duties.

(b) In the event Executive is relieved of his duties following termination notice provided under Section 2.1(a), the Company will provide Executive: (i) the unpaid portion of Executive’s Base Salary earned through the date of such termination; (ii) his base annual compensation for a period of six months after the date of termination if terminated on or before July 8th, 2009 or his base annual compensation for a period of twelve months after the date of termination if terminated on or after July 9, 2009; (iii) vested benefits provided in Section 1.3(a); (iv) vested options provided in Section 1.2(c) and (v) reimbursement for expenses incurred prior to the date of such termination for which Executive has not yet been reimbursed, as provided for in Sections 1.3(b) and 1.4.

2.2 Termination by the Company for Cause. (a) The Company may terminate Executive’s employment hereunder for Cause by prior written notice, to be effective immediately upon Executive’s receipt of such written notice.

(b) Should Executive’s employment hereunder be terminated by the Company for Cause, Executive will be entitled to receive, on the next regularly scheduled payroll payment date of the Company after such termination, only: (i) the unpaid portion of Executive’s Base Salary earned through the date of such termination; (ii) vested benefits provided in Section 1.3(a); and (iii) reimbursement for expenses incurred prior to the date of such termination for which Executive has not yet been reimbursed, as provided for in Sections 1.3(b) and 1.4; provided, further, that, upon termination under this Section 2.2, Executive shall immediately forfeit any vested or unvested options granted pursuant to Section 1.2(c).

(c) “Cause” means: (i) Executive’s commission of any act of fraud, embezzlement or dishonesty; (ii) any intentional misconduct by Executive that has a materially adverse effect upon the Company’s business or reputation; (iii) the admission or conviction of Executive of, or entering of a plea of nolo contendere by Executive to, any felony or any lesser crime involving moral turpitude, fraud, embezzlement or theft; (iv) any intentional violation of a written policy of the Company that remains uncured 15 days after notice from the Company to Executive describing such violation; (v) the use of alcohol or illegal drugs (or prescription drugs in a manner other than as prescribed by a physician), interfering with the performance of Executive’s obligations hereunder; or (vi) breach by Executive of any provision of Article III. Any determination of Cause will be made by the Board.

2.3 Resignation by Executive. (a) Executive may terminate Executive’s employment hereunder at any time by giving the Company at least 30 days’ prior written notice of such termination. If such written notice is given by Executive to the Company, the Company may, if it so desires, immediately relieve Executive of some or all of Executive’s duties.

(b) Upon the termination of Executive’s employment by reason of a resignation by Executive under this Section 2.3, Executive will be entitled to receive only: (i) the unpaid portion of Executive’s Base Salary earned through the date of such termination; (ii) vested options provided in Section 1.2(c); (iii) vested benefits provided in Section 1.3(a); and (iv) reimbursement for expenses incurred prior to the date of such termination for which Executive has not yet been reimbursed, as provided for in Sections 1.3(b) and 1.4.

2.4 Death or Disability. (a) Executive’s employment will automatically terminate upon the death or Disability of Executive.

(b) “Disability” means Executive’s inability to perform the normal and usual duties of Executive’s position with the Company, with or without accommodation, by reason of any physical or mental impairment for more than 90 consecutive days, or 120 or more non-consecutive days, in any consecutive 12-month period as determined by a physician mutually acceptable to Executive and the Company. Any determination of Disability will be made by the Board and shall be based on the decision of the physician referred to above.

(c) During any period that Executive fails to perform Executive’s duties as a result of Death or Disability (“Disability Period”), Executive will continue to receive his full Base Salary at the rate then in effect for such period until Executive’s employment is terminated pursuant to Section 2.4(a); provided, that payment so made to Executive during a Disability Period will be reduced by the sum of the amounts, if any, payable to Executive at or prior to the time of any such payment under the disability benefit plans of the Company.

2.5 Termination of Benefits. Notwithstanding anything to the contrary in this Agreement, all payments arid benefits under this Article II will immediately terminate, except for any payments due to Executive for reimbursement for expenses for which Executive has not yet been reimbursed as provided for in Sections 1.3(b) and 1.4, in the event Executive breaches any provision of Article III.

III. CERTAIN COVENANTS

3.1 Assignment of Inventions. Executive, and Executive on behalf of Executive’s heirs and assigns, irrevocably assigns to the Company all of Executive’s rights, titles and interest, including, but not limited to, all patent, copyright and trade secret rights, in and to all inventions, ideas, disclosures and improvements (whether patented or unpatented), any copyrightable works or any other works of authorship which are or may be developed, made or conceived by Executive, either alone or jointly with others, in whole or in part, during the Employment Period (an “Invention”).

3.2 Proprietary Information. Executive understands and agrees that Executive’s employment with the Company creates a relationship of confidence and trust with respect to any information of a confidential or secret nature that may be disclosed to Executive by or on behalf of the Company or any of its Affiliates that (a) relates to the business of the Company, its Affiliates, its customers and suppliers, as well as other entities or individuals on whose behalf Executive or the Company has agreed or may, during the Employment Period, agree to hold information in confidence or (b) is otherwise produced or acquired by or on behalf of the Company or any of its Affiliates, including, in addition to the information itself, all files, letters, memoranda, reports, records, data or other written, reproduced or other tangible manifestations pertaining to the information (“Proprietary Information”).

3.3 Confidentiality. (a) During the Employment Period and after any termination of Executive’s employment hereunder, Executive agrees to keep and hold all Proprietary Information in strict confidence and trust, and agrees that Executive will not directly or indirectly use or disclose any of such Proprietary Information, except as may be necessary: (i) to perform Executive’s duties as an employee of the Company for the benefit of the Company, or (ii) to comply with a court order to disclose such Proprietary Information. Executive agrees to return all Proprietary Information to the Company upon the termination of Executive’s employment with the Company, or any request by the Company subsequent to such termination, without retaining any copies, notes or excerpts thereof.

(b) The Company will have the right to communicate with any future or prospective employer of Executive concerning Executive’s continuing obligations under this Section 3.4

3.4 Non-Solicitation. During the Employment Period and for a period of twelve (12) months following termination of the Employment Period (the “Restricted Period”), Executive will not, directly or indirectly, solicit, induce or in any manner encourage (a) any independent contractor, agent or business partner of the Company or any Affiliate of the Company or any employee of the Company or any Affiliate of the Company during the Restricted Period, to leave the employ of the Company or any Affiliate of the Company or otherwise terminate his or his relationship with the Company or any Affiliate of the Company or to enter into an independent contractor, agency, or business partner relationship with any business that competes with the business of the Company or withdraw in any way from any existing relationship with the Company or any Affiliate of the Company, as the case may be, or (b) any manufacturer, vendor, supplier or customer of the Company or any Affiliate of the Company to terminate its relationship or reduce its level of business with the Company or such Affiliate of the Company, as the case may be. In addition, during the Restricted Period, Executive will not, directly or indirectly, hire any individual who was an employee of or independent contractor to the Company or any Affiliate of the Company at any time within twelve (12) months immediately preceding the date of the termination of the Employment Period.

3.5 Non-Disparagement. During the Restricted Period, neither party will, directly or indirectly, make any oral or written statement or publication with respect to the other party or any Affiliate of such party or any of their respective shareholders, directors, officers, employees or lenders which disparages or denigrates, or could reasonably be interpreted as, disparaging or denigrating, such other party or its Affiliates or any of their respective shareholders, directors, officers, employees or lenders.

IV. MISCELLANEOUS

4.1 Successors and Assigns. The provisions of this Agreement will inure to the benefit of, and will be binding upon, the Company, its successors and assigns, and Executive, the personal representative of his estate and his heirs and legatees. This Agreement and any rights and obligations of Executive hereunder may not be assigned or delegated by Executive without the Company’s prior written consent, and any such purported assignment without such consent will be null and void.

4.2 Notices. Any and all notices, demands or other communications required or permitted to be given hereunder by any party will be in writing and will be deemed to have been validly given or made to another party (i) upon receipt, when delivered personally; (ii) five (5)

days after being sent by United States certified mail, return receipt requested; or (iii) one day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such notices, demands or other communications will be those set forth on the signature page hereto for the respective party.

4.3 Governing Document. This Agreement, constitutes the entire agreement and understanding of the Company and Executive with respect to the terms and conditions of Executive’s employment with the Company and the payment of severance benefits and supersedes all prior and contemporaneous written or verbal agreements and understandings between Executive and the Company relating to employment, compensation, benefits, severance or any other subject matter hereof.

4.4 Amendments. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, waiver, modification or discharge is agreed to in writing signed by the Executive and a duly authorized officer of the Company other than Executive.

4.5 Governing Law. The provisions of this Agreement will be construed and interpreted under the laws of Texas applicable to agreements executed and to be wholly performed within Texas.

4.6 Remedies. All rights and remedies provided pursuant to this Agreement or by law will be cumulative, and no such right or remedy will be exclusive of any other. A party may pursue any one or more rights or remedies hereunder or may seek damages or specific performance in the event of another party’s breach hereunder or may pursue any other remedy by law or equity, whether or not stated in this Agreement.

4.7 Withholding. The Company will deduct and withhold from all amounts payable to Executive under this Agreement any and all applicable federal, state and local income and employment withholding taxes and any other amounts required to be deducted or withheld by the Company under applicable statutes, regulations, ordinances or orders governing or requiring the withholding or deduction of amounts otherwise payable as compensation or wages to employees.

4.8 Section 409A. All payments to which the Executive may be entitled under a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”)) are intended to comply with the requirements of Section 409A, and shall be interpreted in accordance therewith. Unless otherwise expressly provided, any payment of compensation by the Company to the Executive, whether pursuant to this Agreement or otherwise, shall be made by the 15th day of the third month after the end of the calendar year in which the Executive’s right to such payment is no longer subject to a substantial risk of forfeiture (for purposes of Section 409A). Neither party, individually or jointly, may accelerate or defer any deferred payment, except in compliance with Section 409A, and no amount shall be paid prior to the earliest date on which it is permitted to be paid under Section 409A. Notwithstanding the foregoing, nothing in this Section 4.8 shall create any obligation by the Company to Executive should any payment under this Section 4.8 fail to satisfy Section 409A.

4.9 Certain Interpretive Matters. Unless the context otherwise requires, (i) all references to Sections, Articles or Schedules are to be Sections, Articles and Schedules of or to this Agreement, (ii) each term defined in this Agreement has the meaning assigned to it, (iii) words in the singular include the plural and vice versa, (iv) the term “including” means “including without limitation,” (v) all reference to $ or dollar amounts will be to lawful currency of the United States and (vi) to the extent the term “day” or “days” is used, it will mean calendar days. No provision of this Agreement will be interpreted in favor of, or against, any of the parties hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

4.10 Disclosure. Neither party will make any public announcement or disclosure relating to the subject matter of this Agreement without the prior written approval of the other party, which consent may be granted or withheld in such other party’s sole discretion.

4.11 COUNTERPARTS. THIS AGREEMENT MAY BE EXECUTED IN MORE THAN ONE COUNTERPART, EACH OF WHICH WILL BE DEEMED AN ORIGINAL, BUT ALL OF WHICH TOGETHER WILL CONSTITUTE BUT ONE AND THE SAME INSTRUMENT.

In Witness Whereof, the parties have executed this Agreement as of the day and year written above.

Chuy’s Opco, Inc.

By:	/s/ Jose Ferreira
Name: Jose “Joe” Ferreira, Jr. Title: Non-Executive Chairman of the Board Address: 1623 Toomey Road Austin, Texas 78704 Attention: John Zapp and Sharon Russell Phone: (512) 473-2783 Facsimile:

Steve Hislop

/s/ Steve Hislop
8608 Dolce Vita Lane Odessa, Florida 33556 Phone: 615-351-8429

ADDENDUM to the EMPLOYMENT AGREEMENT

This Addendum to the Employment Agreement (the “Agreement”) dated as of July 9, 2007, is made between Chuy’s Opco, Inc., a Delaware corporation (the “Company”), and Steve Hislop, an individual with a principal place of residence located at 1623 Toomey Road, Austin, Texas 78704 (“Executive”).

Steve Hislop has elected to purchase 280,000 shares of the Company’s capital stock at the initiation of this agreement at a price of $1.00 a share. Payment is due upon Executive’s sale of his Florida residence. These shares will be owned by the Executive but held by the company. The Company has the exclusive right to repurchase the shares from the Executive, within twelve (12) months of the termination of Executive’s Employment, at fair market value.

In Witness Whereof, the parties have executed this Agreement as of the day and year written above.

Chuy’s Opco, Inc.

By:	/s/ Jose Ferreira
Name: Jose “Joe” Ferreira, Jr. Title: Non-Executive Chairman of the Board Address: 1623 Toomey Road Austin, Texas 78704 Attention: John Zapp and Sharon Russell Phone: (512) 473-2783 Facsimile:

Steve Hislop

/s/ Steve Hislop
8608 Dolce Vita Lane Odessa, Florida 33556 Phone: 615-351-8429

ADDENDUM to the EMPLOYMENT AGREEMENT

This Addendum to the Employment Agreement (the “Agreement”) dated as of July 25, 2007, is made between Chuy’s Opco, Inc., a Delaware corporation (the “Company”), and Steve Hislop, an individual with a principal place of residence located at 1623 Toomey Road, Austin, Texas 78704 (“Executive”).

The Executive has requested and the company has agreed to modify the following paragraph in his employment agreement:

“(b) The Executive will be reimbursed for reasonable out-of-pocket moving expenses (Full move: pack and unpack) and duplicate housing costs incurred by Executive in connection with Executive’s relocation from Tampa, Florida to the Austin, Texas area. Company will reimburse Executive for the lower of the two home mortgage payments he incurs for up to 6 months. If Executive does not sell his Florida home in 6 months, payment may be extended monthly by Chairman of Board. These expenses need to be pre-approved by the company.”

The modification is as follows:

“(b) The Executive will be reimbursed for reasonable out-of-pocket moving expenses (Full move: pack and unpack) and duplicate housing costs incurred by Executive in connection with Executive’s relocation from Tampa, Florida to the Austin, Texas area. Company will reimburse Executive for the lower of the two home mortgage payments he incurs for up to 6 months. If Executive does not sell his Florida home in 6 months, payment will be extended for up to 6 months. These additional payments will be accounted for as an advance to the executive and will be repaid by the executive upon the sale of his home. The company reserves the right to recover these payments from the executive’s future compensation. These expenses need to be pre-approved by the company.”

In Witness Whereof, the parties have executed this Agreement as of the day and year written above.

Chuy’s Opco, Inc.		Steve Hislop

By:	/s/ Jose Ferreira	/s/ Steve Hislop
Name: Jose “Joe” Ferreira, Jr. Title: Non-Executive Chairman of the Board Address: 1623 Toomey Road Austin, Texas 78704 Attention: John Zapp and Sharon Russell Phone: (512) 473-2783		8608 Dolce Vita Lane Odessa, Florida 33556 Phone: 615-351-8429

December 18, 2008

Steve Hislop

1623 Toomey Road

Austin, Texas 78704

Re: Section 409A Compliance

Dear Steve:

As you may know, a relatively new tax provision, Section 409A of the Internal Revenue Code, along with its accompanying rules and regulations, has imposed rules relating to the taxation of deferred compensation. The rules cover all non-qualified deferred compensation plans and arrangements, including certain amounts to which you are, or may become, entitled under your employment agreement dated as of July 9, 2007 with Chuy’s Opco, Inc. (the “Company”) (your employment agreement, the “Employment Agreement”). A failure to comply with the requirements under Section 409A may result in adverse tax penalties to you, including accelerated taxation of all amounts subject to Section 409A, a 20% income tax penalty, and possible interest penalties on such amounts (in some cases, even if you do not actually receive the amounts).

In order to bring your Employment Agreement in documentary compliance with Section 409A, the Company is proposing to amend your Employment Agreement in the manner set forth below. You must sign and return the attached to us no later than December 30, 2008. Your failure to timely execute and return this amending letter agreement may result in violation of Section 409A.

The Company and Steve Hislop (the “Executive”) hereby agree as follows:

1.	Section 1.4(b) of the Employment Agreement is hereby deleted in its entirety.

2.	Section 4.8 of the Employment Agreement is hereby amended by adding the following: “(a)” immediately after the heading “Section 409A.” in the first line of Section 4.8, and by adding the following language at the end of Section 4.8:

(b) No payment of deferred compensation within the meaning of Section 409A that would otherwise be paid, and no benefit that constitutes deferred compensation that would otherwise be provided, upon a termination of employment will be made or provided, as the case may be, unless and until such termination of employment also constitutes a separation from service within the meaning of Section 409A.

(c) Notwithstanding any provisions of this Agreement to the contrary, if the Executive is a “specified employee” (within the meaning of Section 409A and determined pursuant to policies adopted by the Company) on his date of termination and if any portion of the payments or benefits to be received by the Executive upon separation from service would be considered deferred compensation under Section 409A, amounts of deferred compensation that would otherwise be payable pursuant to this Agreement during the six-month period immediately following the date of termination and benefits that constitute deferred compensation that would otherwise be provided pursuant to this Agreement during the six-month period immediately following the Executive’s date of termination will instead be paid or made available on the earlier of (i) the first day of the seventh month following the date of the Executive’s date of termination and (ii) the Executive’s death.

(d) The reimbursement of expenses and the provision of in-kind benefits under any provisions of this Agreement will be subject to the following:

(i) The amounts eligible for reimbursement, or the in-kind benefits provided, during any calendar year may not affect the expenses eligible for reimbursement, or the in-kind benefits provided, in any other calendar year;

(ii) Any reimbursement of an eligible expense shall be made on or before the last day of the calendar year following the calendar year in which the expense was incurred; and

(iii) The Executive’s right to an in-kind benefit or reimbursement is not subject to liquidation or exchange for cash or another benefit.

(e) Each payment made under this Agreement will be considered a separate payment and not one of a series of payments for purposes of Section 409A.

This letter agreement will constitute an amendment to your Employment Agreement. Other than as provided herein, all other terms and conditions of your Employment Agreement will continue to be in full force and effect.

In Witness Whereof, the parties have executed this Agreement as of December 18, 2008.

Chuy’s Opco, Inc.

By:	/s/ Jose Ferreira
Name: Jose “Joe” Ferreira, Jr. Title: Non-Executive Chairman of the Board

Steve Hislop

/s/ Steve Hislop